

July 28, 2011

Via E-mail
Sean P. Washchuk
Vice President Finance
Vitran Corporation Inc.
185 The West Mall, Suite 701
Toronto, Ontario, Canada, M9C 5L5

        Re: Vitran Corporation Inc.
        Form 10-K for Fiscal Year Ended December 31, 2010
        Filed on February 11, 2011
        Form 10-Q for the Quarter Ended March 31, 2011
        Filed on May 2, 2011
        File No. 001-32449

Dear Mr. Washchuk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1. Significant Accounting Policies - (d) Foreign Currency Translation, page 42

1.   We note your statement that United States dollar debt of $56.3 million is designated as a hedge of the investment in the United States dollar functional currency operations. Please tell us and revise to disclosure what exactly the hedged item is, what the currency of the hedged item is, and the carrying value of the hedged items at each of the balance sheet dates presented. Additionally, please revise to provide all disclosure required by ASC 815-10-50. Please provide us with your proposed revised disclosure.

Item 9. A Controls and Procedures, page 63

2.   Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not include the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to your management, including your principle executive and principle financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and revise all future filings including your Form 10-Qs for management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e). Additionally, please provide us with your proposed revised disclosure.

Form 10-Q for the Quarter Ended March 31, 2011

Item 1. Financial Statements

Note 4. Acquisitions, page 8

3.   We note your statement that your acquisition was financed, in part, by a $6.0 million operating lease from a third party. Please further clarify this statement for us.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief